UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-41773

Adlai Nortye Group Ltd.

77 Robinson Road

#20-01, Robinson 77

Singapore 068896

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENT

On October 27, 2026, Adlai Nortye Group Ltd. (previously known as Adlai Nortye Ltd.) (“Adlai Nortye” or the “Company”) issued a press release entitled “Adlai Nortye Announces Oral Presentation for AN4035 Program Update at the Upcoming 38th EORTC-NCI-AACR Symposium”, a copy of the press release is attached to this Form 6-K as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1	Press Release: Adlai Nortye Announces Oral Presentation for AN4035 Program Update at the Upcoming 38th EORTC-NCI-AACR Symposium

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adlai Nortye Group Ltd.

By:	/s/ Yang Lu
Name:	Yang Lu
Title:	Chief Executive Officer and Chairman of Board of Directors

Date: October 28, 2026

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